Exhibit 99.2

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2022

Canadian dollars in thousands

(Unaudited)

INDEX

Page

Interim Condensed Consolidated Statements of Financial Position	2 - 3

Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income	4 - 5

Interim Condensed Consolidated Statements of Changes in Equity	6

Interim Condensed Consolidated Statements of Cash Flows	7 - 8

Notes to Interim Condensed Consolidated Financial Statements	9 - 19

IM CANNABIS CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		March 31, 2022	December 31, 2021
	Note	(Unaudited)

ASSETS

CURRENT ASSETS:

Cash and cash equivalents		$10,315	$13,903
Restricted deposit		-	1
Trade receivables		22,148	16,711
Advances to suppliers		5,047	2,300
Other accounts receivable		8,518	14,481
Loans receivable		2,247	2,708
Biological assets	4	2,117	1,687
Inventories	5	30,368	29,391

		80,760	81,182
NON-CURRENT ASSETS:

Property, plant and equipment, net		26,875	30,268
Investments		2,467	2,429
Investments and financial instruments	3	4,141	3,129
Derivative assets		26	14
Right-of-use assets, net		16,794	18,162
Deferred tax assets		355	16
Intangible assets, net		29,436	30,885
Goodwill		120,214	121,303

		200,308	206,206

Total assets		$281,068	$287,388

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		March 31, 2022	December 31, 2021
	Note	(Unaudited)

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Trade payables		$15,069	$13,989
Bank loans and credit facilities		15,526	9,502
Other accounts payable and accrued expenses		20,130	20,143
Accrued purchase consideration liabilities		2,836	6,039
Current maturities of operating lease liabilities		1,552	1,554

		55,113	51,227

NON-CURRENT LIABILITIES:
Warrants measured at fair value	6	3,347	6,022
Operating lease liabilities		17,276	17,820
Long-term loans		378	392
Employee benefit liabilities, net		295	391
Deferred tax liability, net		6,299	6,591

		27,595	31,216

Total liabilities		82,708	82,443

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	7

Share capital and premium		241,903	237,677
Treasury Stock		(660)	(660)
Translation reserve		1,776	2,614
Reserve from share-based payment transactions		13,212	12,348
Accumulated deficit		(60,195)	(50,743)

Total equity attributable to equity holders of the Company		196,036	201,236

Non-controlling interests		2,324	3,709

Total equity		198,360	204,945

Total liabilities and equity		$281,068	$287,388

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Three months ended March 31,
	Note	2022	2021

Revenues		$23,569	$8,767
Cost of revenues		17,215	4,140
Gross profit before fair value adjustments		6,354	4,627

Fair value adjustments:
Unrealized change in fair value of biological assets		1,079	2,343
Realized fair value adjustments on inventory sold in the period		(863)	(1,942)
Total fair value adjustments		216	401

Gross profit		6,570	5,028

General and administrative expenses		9,042	4,913
Selling and marketing expenses		3,720	1,190
Restructuring expenses		3,747	-
Share-based compensation		1,610	630
Total operating expenses		18,119	6,733

Operating loss	10	(11,549)	(1,705)

Finance income	6	2,891	7,226
Finance expense		(2,336)	(303)
Finance income, net		555	6,923

Income (loss) before income taxes		(10,994)	5,218

Income tax expense (benefit)		(253)	503

Net income (loss)		(10,741)	4,715

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:

Exchange differences on translation to presentation currency		(1,792)	(1,390)

Total other comprehensive income that will not be reclassified to profit or loss in subsequent periods		(1,792)	(1,390)

Other comprehensive income that will be reclassified to profit or loss in subsequent periods:

Adjustments arising from translating financial statements of foreign operation		858	232

Total other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods		858	232

Total other comprehensive income (loss)		(934)	(1,158)

Total comprehensive income (loss)		$(11,675)	$3,557

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Three months ended March 31,
	Note	2022	2021

Net income (loss) attributable to:
Equity holders of the Company		(9,452)	4,505
Non-controlling interests		(1,289)	210

		$(10,741)	$4,715
Total comprehensive income (loss) attributable to:
Equity holders of the Company		(10,290)	3,336
Non-controlling interests		(1,385)	221

		$(11,675)	$3,557
Net income (loss) per share attributable to equity holders of the Company:	9

Basic net income (loss) per share (in CAD)		$(0.14)	$0.11
Diluted net income (loss) per share (in CAD)		$(0.17)	$(0.06)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

Canadian Dollars in thousands

	Share Capital and premium	Treasury Stock	Reserve from share-based payment transactions	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2022	$237,677	$(660)	$12,348	$2,614	$(50,743)	$201,236	$3,709	$204,945

Net loss	-	-	-	-	(9,452)	(9,452)	(1,289)	(10,741)
Total other comprehensive loss	-	-	-	(838)	-	(838)	(96)	(934)

Total comprehensive loss	-	-	-	(838)	(9,452)	(10,290)	(1,385)	(11,675)

Issuance of common shares	3,147	-	-	-	-	3,147	-	3,147
Exercise of options	1,060	-	(727)	-	-	333	-	333
Share-based compensation	-	-	1,610	-	-	1,610	-	1,610
Forfeited options	19	-	(19)	-	-	-	-	-

Balance as of March 31, 2022	$241,903	$(660)	$13,212	$1,776	$(60,195)	$196,036	$2,324	$198,360

	Share Capital and premium	Reserve from share-based payment transactions	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2021	$37,040	$5,829	$1,229	$(33,001)	$11,097	$1,513	$12,610

Issuance of Common Shares related to the Trichome Transaction	100,098	-	-	-	100,098	-	100,098
Exercise of warrants and compensation options	1,131	-	-	-	1,131	-	1,131
Exercise of options	746	(681)	-	-	65	-	65
Share based compensation	-	630	-	-	630	-	630
Expired options	8	(8)	-	-	-	-	-
Net income	-	-	-	4,505	4,505	210	4,715
Other comprehensive income (loss)	-	-	(1,169)	-	(1,169)	11	(1,158)

Balance as of March 31, 2021	$139,023	$5,770	$60	$(28,496)	$116,357	$1,734	$118,091

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Three months ended March 31,
	2022	2021
Cash provided by operating activities:

Net income (loss) for the period	$(10,741)	$4,715
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	(1,079)	(2,343)
Fair value adjustment on sale of inventory	863	1,942
Fair value adjustment on Warrants, investments and accounts receivable	(2,688)	(7,160)
Depreciation of property, plant and equipment	1,038	256
Amortization of intangible assets	636	45
Depreciation of right-of-use assets	163	84
Finance expenses, net	2,132	211
Deferred tax liability, net	(542)	211
Share-based payment	1,610	630
Share-based acquisition costs related to business combination with acquisition of subsidiary	-	989
Revaluation of other receivable	67	-
Restructuring expense	3,069	-
	5,269	(5,135)

Changes in working capital:
Increase in trade receivables	(6,009)	(3,682)
Decrease (increase) in other accounts receivable and advances to suppliers	1,892	(4,656)
Decrease (increase) in biological assets, net of fair value adjustments	641	(387)
Increase in inventories, net of fair value adjustments	(1,847)	(1,007)
Increase in trade payables	2,377	3,561
Changes in employee benefit liabilities, net	(83)	(24)
Decrease in other accounts payable and accrued expenses	(437)	(1,620)

	(3,466)	(7,815)

Taxes (paid) received	(505)	444

Net cash used in operating activities	(9,443)	(7,791)

Cash flows from investing activities:

Purchase of property, plant and equipment	(682)	(916)
Proceeds from loan receivable	350	-
Acquisition of subsidiary	-	362
Investment in associate	-	(12)
Proceeds from restricted cash	-	17

Net cash used in investing activities	$(332)	$(549)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Three months ended March 31,
	2022	2021
Cash flow from financing activities:

Proceeds from exercise of warrants	-	461
Proceeds from exercise of options	333	65
Repayment of lease liability	(371)	(40)
Interest paid - lease liability	(435)	(16)
Receipt of bank loan and credit facilities	6,047	-
Cash paid for interest	(211)	-

Net cash provided by financing activities	5,393	470

Effect of foreign exchange on cash and cash equivalents	824	237

Decrease in cash and cash equivalents	(3,588)	(7,633)
Cash and cash equivalents at beginning of the period	13,903	8,885

Cash and cash equivalents at end of the period	$10,315	$1,252

Supplemental disclosure of non-cash activities:

Right-of-use asset recognized with corresponding lease liability	$169	$81
Issuance of shares in payment of purchase consideration liability	$3,147	$-

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Corporate information:

IM Cannabis Corp. (the "Company" or "IMCC) is listed for trading on the Canadian Securities Exchange (“CSE”) and, commencing from March 1, 2021, on NASDAQ under the ticker symbol “IMCC”. IMCC’s main office is located in Kibbutz Glil-Yam, Israel.

In Israel, IMCC operates in the field of medical cannabis, through Focus Medical Herbs Ltd. ("Focus"), which is licensed under the regulations of medical cannabis by the Israeli Ministry of Health through its Israel Medical Cannabis Agency ("IMCA") to breed, grow and supply medical cannabis product in Israel and all of its operations are performed pursuant to the Israeli Dangerous Drugs Ordinance (New Version), 1973 (the "Dangerous Drugs Ordinance"), and the related regulations issued by IMCA.

During 2021, IMCC also entered into the field of retail medical cannabis and other pharma products in Israel through the acquisition of several pharmacies and trade houses, including the pharmacies of Vironna, Pharm Yarok and Oranim, and the trade houses of  Panaxia and Rosen High Way.

In Europe, IMCC operates through Adjupharm, a German-based subsidiary acquired by IMC Holdings on March 15, 2019. Adjupharm is an EU-GMP certified medical cannabis producer and distributor with wholesale, narcotics handling, manufacturing, procurement, storage and distribution licenses granted by German regulatory authorities that allow for import/export capability with requisite permits.

In Canada, IMCC operates through Trichome JWC Acquisition Corp. (“TJAC”) d/b/a JWC and MYM, both Canadian federally licensed producer of cannabis products in the adult-use recreational cannabis market in Canada.

The Company and its subsidiaries do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

The Company, its subsidiaries and Focus (collectively: the "Group"), operate in geographical reporting segments (Note 10). The majority of the Group’s revenues are generated from sales of medical cannabis products to customers in Israel and recreational cannabis in Canada. The remaining revenues are generated from sales of medical cannabis, as well as other products, to customers in Germany.

These financial statements have been prepared in a condensed format as of March 31, 2022, and for the three months then ended (the "interim condensed consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2021, and for the year then ended and accompanying notes (the "annual consolidated financial statements").

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Liquidity and capital resources

As of March 31, 2022, the Company's cash position (cash and cash equivalents) totaled $10,315 and the Company's working capital (current assets less current liabilities) amounted to $25,647. In the three months ended March 31, 2022, the Company had an operating loss of ($11,549) and negative cash flows from operating activities of ($9,443). The Company’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures, including a cost saving plan. The Company is planning to finance its operations from its existing and future working capital resources and to continue to evaluate additional sources of capital and financing.

However, there is no assurance that additional capital and or financing will be available to the Company, and even if available, whether it will be on terms acceptable to the Company or in amounts required. Accordingly, the Company’s board of directors approved a cost saving plan, to be implemented if needed, in whole or in part, at its discretion, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consist of cost reduction due to efficiencies and synergies, which include mainly the following steps: reduction in payroll and headcount, reduction in compensation paid to key management personnel, operational efficiencies and reduced capital expenditures. The Company and the board of directors believe that its existing financial resources and its operating plans, including the effects of the costs saving plan, will be adequate to satisfy its expected liquidity requirements for a period of at least twelve months from the end of the reporting period.

During 2021, TJAC and certain MYM subsidiaries entered into a revolving credit facility (the “Facility”) with a private Canadian creditor. The Facility is guaranteed by Trichome Financial Corp. Advances from the Facility is used for working capital needs. The Facility has a total commitment of up to $10,000 and has a one-year term, renewable upon mutual agreement by the parties on May 14, 2022 for up to two additional periods of 180 days. The borrowing base available for draw at any time throughout the Facility is a function of the trade receivable and inventory balances at the time of drawdown. The Facility bears interest at the higher of 9.75% and the Toronto Dominion Bank Prime Rate plus 7.30% per annum. The balance as of March 31, 2022 was $9,980. See Note 11 for details of the amendment and extension of the Facility in April 2022.

In January 2022, Focus entered into a revolving credit facility with Bank Mizrahi (the “Mizrahi Facility”). The Mizrahi Facility is guaranteed by Focus assets. Advances from the Mizrahi Facility will be used for working capital needs. The Mizrahi Facility has a total commitment of up to NIS 15,000 thousand (approximately $6,000) and has a one-year term for on-going needs and 6 months term for imports and purchases needs. The Mizrahi Facility is renewable upon mutual agreement by the parties. The borrowing base available for draw at any time throughout the Mizrahi Facility and is subject to several covenants to be measured on a quarterly basis (the “Mizrahi Facility Covenants”). The Mizrahi Facility bears interest at the Israeli Prime interest rate plus 1.5% (approximately 3.5%) per annum. As of March 31, 2022, the Company met the Mizrahi Facility Covenants and the balance was $5,545.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

b.	Approval of Interim Condensed Consolidated Financial Statements:

These interim condensed consolidated financial statements of the Company were authorized for issue by the board of directors on May 12, 2022.

c.	Strategic Developments:

1.
On April 30, 2021, the Company announced that its wholly-owned Israeli subsidiary, IMC Holdings, signed a definitive agreement (the "Panaxia Agreement") with Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd. (collectively "Panaxia") (the "Panaxia Transaction"). Pursuant to the Panaxia Agreement, IMC Holdings will acquire Panaxia’s trading house license and in-house pharmacy activities, certain distribution assets and an option to purchase a pharmacy with licenses to sell medical cannabis to patients, for an aggregate purchase price of NIS 18.7 million (approximately 7,000), comprised of NIS 7.6 million (approximately $2,800) in cash and NIS 11.1 million (approximately $4,200) in Common Shares. As of March 31, 2022, the accrued purchased consideration with respect to Panaxia transaction amounts to $291. On February 15, 2022, the Company notified Panaxia regarding its decision to exercise the option to purchase the pharmacy. Per Panaxia Agreement, Panaxia has 3 months to transfer the shares of the pharmacy to the Company.

2.
On July 28, 2021, IMC Holdings entered into a definitive agreement to acquire all of the issued and outstanding share of R.A. Yarok Pharm Ltd., Rosen High Way Ltd. and High Way Shinua Ltd. (collectively "Pharm Yarok Group"). The aggregate consideration for the Pharm Yarok Group acquisition comprised of NIS 11,900 thousand (approximately $4,600), of which NIS 3,500 thousand (approximately $1,300) in Common Shares which were issued on March 14, 2022, in settlement of the purchase consideration liability recorded in 2021.

3.
On August 16, 2021, IMC Holdings signed a definitive agreement to acquire 51% of the outstanding ordinary shares of Revoly Trading and Marketing Ltd.  ("Vironna") for a total consideration of NIS 8,500 thousand (approximately $3,300), of which NIS 5,000 thousand (approximately $1,893) in cash and NIS 3,500 thousand (approximately $1,350) is in Common Shares which were issued on March 14, 2022. As of March 31, 2022, the Company paid a consideration amounted to NIS 3,750 (approximately $1,400) to the former shareholders of Vironna, in settlement of the purchase consideration liability recorded in 2021.

4.
On December 1, 2021, IMC Holdings signed a definitive agreement to acquire 51% of the rights in Oranim Pharm for an aggregate consideration of NIS 11,940 (approximately $4,900), comprised of NIS 5,202 (approximately $2,104) paid in cash upon signing, NIS 5,202 (approximately $2,052) which will be paid in cash on the first quarter of 2023 and NIS 1,536 (approximately $630) paid in 251,001 Common Shares on March 30, 2022. As of March 31, 2022 the company issued the common shares with respect to Oranim Pharm transaction and paid NIS 5,202 (approximately $2,104).

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

5.
On April 6, 2022, Focus announced its decision, from March 30, 2022, to close the Sde Avraham cultivation farm in Israel, therefore, the Company recorded restructuring expenses related to impairment of property, plant and equipment, biological assets and right of use asset, in the total amount of $3,747.

d.	Definitions: In these financial statements:

The Company, or IMCC	-	IM Cannabis Corp.

The Group	-	IM Cannabis Corp., its Subsidiaries and Focus

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company

CAD or $	-	Canadian Dollar

NIS	-	New Israeli Shekel

USD or US$	-	United States Dollar

EURO or €	-	Euro

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Presentation and Measurement:

The interim condensed consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards 34, "Interim Financial Reporting" ("IAS 34").

The interim condensed consolidated financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, described in the Company's annual consolidated financial statements.

b.	Significant Accounting Judgements and Estimates:

The preparation of the Company's interim condensed consolidated financial statements under IFRS requires management to make judgements, estimates, and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised as well as future periods that are affected.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATIONS

Panaxia's Assets and Operations

On April 30, 2021, the Company acquired all Panaxia's online-related activities and intellectual property. For an aggregate purchase price of NIS 18.7 million (approximately $7,000). In order to complete the acquisition, the Company will issue Common Shares in the aggregate amount of NIS 11.1 million (approximately $4,200).

During 2021, the Company issued the four installments of the Panaxia Consideration Shares, in the aggregate amount of 934,755, at a various of share price ranging between US$5.01 to US$3.1. The total consideration represents an aggregate amount of NIS 11.1 million (approximately $4,200). The fifth and final installment of Panaxia Consideration Shares will be issued following the Panaxia GDP License Closing.

The acquisition is accounted for under IFRS 3 as a business combination. Accordingly, the Group recognized the fair value of the assets acquired and liabilities assumed in the business combination based on a preliminary valuation study prepared by an external valuation specialist.

The fair value of the identifiable assets acquired and liabilities assumed on the acquisition date based on the updated valuation:

	Initial PPA	Adjustments	Adjusted PPA

Inventory	$19	-	$19
Current Investments and Financial Instruments	2,837	1,126	3,963
Property, plant and equipment	88	-	88
Intangible assets	776	(532)	244

Total identifiable assets	3,720	594	4,314

Goodwill arising on acquisition	3,240	(594)	2,646

Total purchase price	$6,960	-	$6,960

The effect of the adjustments on profit or loss for the year ended December 31, 2021, is immaterial.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 4:-	BIOLOGICAL ASSETS

The Company's biological assets consist of cannabis plants. The changes in the carrying value of biological assets are as follows:

Balance as of January 1, 2022	$1,687

Production costs capitalized	2,578
Changes in fair value less cost to sell due to biological transformation	1,149
Transferred to inventory upon harvest	(3,289)
Foreign exchange translation	(8)

Balance as of March 31, 2022	$2,117

As of March 31, 2022, and December 31, 2021, the weighted average fair value less cost to sell was $3.02 and $2.48 per gram, respectively.
The fair value of biological assets is categorized within Level 3 of the fair value hierarchy.

The following inputs and assumptions were used in determining the fair value of biological assets:

1.	Selling price per gram - calculated as the weighted average historical selling price for all strains of cannabis sold by the Group, which is expected to approximate future selling prices.
2.
Post-harvest costs - calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials, depreciation and labor as well as labelling and packaging costs.

3.	Attrition rate - represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested.
4.	Average yield per plant - represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant.
5.
Stage of growth - represents the weighted average number of weeks out of the average weeks growing cycle that biological assets have reached as of the measurement date. The growing cycle is approximately 12 weeks.

The following table quantifies each significant unobservable input, and also provides the impact a 10% increase/decrease in each input would have on the fair value of biological assets:

			10% change as of
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
	In CAD		In Thousands of CAD
Average selling price per gram of dried cannabis	$3.79	$3.64	$474	$296
Average post-harvest costs per gram of dried cannabis	$0.77	$1.16	$280	$140
Attrition rate	27%	27%	410	100
Average yield per plant (in grams)	48	47	392	228
Average stage of growth	53%	47%	387	212

These estimates are subject to volatility in market prices and a number of uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.
The Company's estimates are, by their nature, subject to change including differences in the anticipated yield. These changes will be reflected in the gain or loss on biological assets in future periods.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 5:-	INVENTORIES

The following is a breakdown of inventory as of March 31, 2022:

	March 31, 2022
	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$14,228	$2,849	$17,077
Other cannabis products	914	-	914
Finished goods
Packaged dried cannabis	10,181	333	10,514
Other cannabis products	1,270	-	1,270
Other products	593	-	593

Balance as of March 31, 2022	$27,186	$3,182	$30,368

The following is a breakdown of inventory as of December 31, 2021:

	December 31, 2021
	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$14,113	$3,336	$17,449
Other cannabis products	1,074	-	1,074
Finished goods:
Packaged dried cannabis	8,974	270	9,244
Other cannabis products	744	-	744
Other products	880	-	880

Balance as of December 31, 2021	$25,785	$3,606	$29,391

During the three months ended March 31, 2022 and 2021, inventory expensed to cost of goods sold of cannabis products was $19,973 and $4,613, respectively, which included $863 and $1,942 of non-cash expense, respectively, related to the changes in fair value of inventory sold.

Cost of revenues in three months period ended March 31, 2022 and 2021, also include production overhead not allocated to costs of inventories produced and recognized as an expense as incurred.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 6:-	FINANCIAL INSTRUMENTS

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Financial Instruments Measured at Fair Value	Fair Value Method

Derivative assets	Black & Scholes model (Level 3 category)
Liability for Warrants *)	Black & Scholes model (Level 3 category)
Investment in Xinteza	Market comparable (Level 3 category)

Management believes that the carrying amount of cash and cash equivalents, restricted deposit, trade receivables, other accounts receivable, loans receivables, trade payables, bank loans and credit facility, other account payables and accrued expenses and accrued purchase consideration payable, and approximate their fair value due to the short-term maturities of these instruments.

*)	Finance income from revaluation of Warrants measured at fair value, for the three months ended March 31, 2022 and 2021, amounted to $2,688 and $7,060, respectively.

NOTE 7:-      EQUITY

a.	Composition of share capital:

	March 31,		December 31,
	2022		2021
	Authorized	Issued and outstanding	Authorized	Issued and outstanding

Common Shares without par value	Unlimited	69,690,151	Unlimited	68,217,894

Common Shares confer upon their holders the right to participate in the general meeting where each Common Share has one voting right in all matters, receive dividends if and when declared and to participate in the distribution of surplus assets in case of liquidation of the Company.

b.	Changes in issued and outstanding share capital:

Number of shares

Balance as of January 1, 2022	68,217,894

Common Shares issued as a result of options exercised	212,194
Common Shares issued in settlement of purchase consideration of a business combination (1)	1,260,063

Balance as of March 31, 2022	69,690,151

(1)	Pharm Yarok - 523,700, Vironna - 485,362, Oranim - 251,001

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 7:-      EQUITY (Cont.)

The following table lists the movement in the number of share options and the weighted average exercise prices of share options in the 2018 Plan:

	Three months ended March 31, 2022
	Number of options	Weighted average exercise price
		in CAD

Options outstanding at the beginning of the period	5,443,245	3.91

Options exercised during the period (*)	(214,566)	1.60
Options forfeited during the period	(122,938)	8.84

Options outstanding at the end of the period	5,105,741	3.92

Options exercisable at the end of the period	2,156,435	3.14

(*) Includes 6,254 Options exercised under cashless mechanism to 3,882 Common Shares.

NOTE 8:-	SELECTED STATEMENTS OF PROFIT OR LOSS DATA

	For the three months ended March 31,
	2022	2021

Salaries and related expenses	$7,195	$9,253
Depreciation and amortization	$2,198	$385

NOTE 9:-      NET EARNINGS (LOSS) PER SHARE

Details of the number of shares and income (loss) used in the computation of earnings per share:

	Three months ended March 31,
	2022		2021
	Weighted average number of shares (in thousands)	Net income (loss) attributable to equity holders of the Company	Weighted average number of shares (in thousands)	Net income (loss) attributable to equity holders of the Company

For the computation of basic net earnings	68,779	$(9,452)	41,623	$4,505

Effect of potential dilutive Common Shares	1,809	(2,675)	2,592	(7,060)

For the computation of diluted net earnings	70,588	$(12,127)	44,215	$(2,555)

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 10:-	OPERATING SEGMENTS

a.
Reporting operating segments:

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker ("CODM"), who is responsible for allocating resources and assessing performance of the operating segments. The Company's Chief Executive Officer is the CODM. The Company has determined that it operates in three operating segments.

Three months ended March 31, 2022:

	Israel	Canada	Germany	Adjustments	Total

Revenue	$12,403	$10,568	$598	$-	$23,569
Inter-segment revenues	$-	$663	$-	$(663)	$-
Total revenues	$12,403	$11,231	$598	$(663)	$23,569

Segment loss	$(6,620)	$(2,690)	$(1,028)	$-	$(10,338)

Unallocated corporate expenses	$-	$-	$-	$(1,211)	$(1,211)

Total operating loss	$(6,620)	$(2,690)	$(1,028)	$(1,211)	$(11,549)

Depreciation, amortization and impairment	$407	$1,368	$62	$-	$1,837

Three months ended March 31, 2021:

	Israel	Canada	Germany	Adjustments	Total

Revenue	$4,344	$1,256	$3,167	$-	$8,767

Segment loss	$1,040	$(763)	$230	$-	$507

Unallocated corporate expenses	$-	$-	$-	$(2,212)	$(2,212)

Total operating loss	$1,040	$(763)	$230	$(2,212)	$(1,705)

Depreciation, amortization and impairment	$306	$61	$18	$-	$385

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 11:-	SUBSEQUENT EVENTS

During April 2022, the Company completed an amendment to increase the availability under the existing revolving credit facility with a private Canadian creditor that is maintained by Trichome JWC Acquisition Corp. (“TJAC”) to $15,000 (the “Revolving Credit Facility”) to better support the working capital needs associated with its global supply chain and the growing demand for its premium Canadian-grown cannabis. Amounts drawn under the Revolving Credit Facility are margined against eligible accounts receivable and inventory and are secured against the assets of the Company’s Canadian subsidiaries. The term of the Revolving Credit Facility was extended to May 2023.